Exhibit (d)(18)

CALAMOS INVESTMENT TRUST

June 29, 2018

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust has established an additional sub-trusts, designated Calamos Short-Term Bond Fund (“Short-Term Bond Fund”, or the “New Fund”) and have appointed you as Manager to act as manager and investment adviser to the New Fund on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to Short-Term Bond shall be calculated as follows:

The base fee rate shall be at the annual rate of 0.30% of the first $500 million of the average daily net assets; 0.27% of the next $500 million of the average daily net assets; and 0.25% in excess of $1 billion; and

Please sign below to evidence the acceptance of your appointment as Manager for the New Fund designated Calamos Short-Term Bond Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Secretary

Appointment as Manager for the New Fund designated Calamos Short-Term Bond Fund, as set forth above and in the Agreement is accepted this 29th day of June 2018.

CALAMOS ADVISORS LLC

By:	/s/ Thomas E. Herman
Thomas E. Herman
Chief Financial Officer